Connecticut Yankee Atomic Power Company
Haddam Neck Plant
362 Injun Hollow Road
East Hampton, CT 06424-3099
                                                                August 18, 2004

VIA EDGAR
---------

Securities and Exchange Commission
Division of Investment Management Office of Public Utility Regulation 450 Fifth Street, N.W.
Washington, D.C.  20549

         Re:      Connecticut Yankee Atomic Power Company
                  Withdrawal of Declaration on Form U-1
                  File No. 070-10213

Dear Ms. Adraktas:

         Reference is made to the Declaration Under the Public Utility Holding Company Act of 1935 on Form U-1 (File No. 070-10213) (the "Declaration") filed with the Securities and Exchange Commission (the "Commission") on March 8, 2004 by Connecticut Yankee Atomic Power Company (the "Company"). The Commission has not yet issued a notice of the Company's filing of the Declaration.

         The Company hereby respectfully withdraws the Declaration.

         Please call the undersigned at (508) 721-3002 or Gerald Garfield of Day, Berry & Howard LLP at (860) 275-0182 with any questions you may have.

                                  Sincerely,
                                  CONNECTICUT YANKEE ATOMIC POWER COMPANY


                                  By: /s/ Merrill J. Atkins
                                       Merrill J. Atkins
                                       Assistant General Counsel/Secretary


JML
cc:      Gerald Garfield, Esq., Day, Berry & Howard, LLP



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